Ref.: File No. 82-4025

GLOBEX

QUEENSTON Mining Inc

GLOBEX AND QUEENSTON EXPAND WOOD-PANDORA JV PROPERTY DRILLING TO RESUME SHORTLY

Rouyn-Noranda, Quebec, Canada. October 19, 2006... GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Frankfurt, Stuttgart, Berlin) are pleased to announce that they have agreed to expand the Wood-Pandora JV property, located in Cadillac Township, Quebec, by 9 mineral claims. The claims are contiguous to the Wood-Pandora JV property, are located 3 km east of the Ironwood Zone and cover 1.85 km of the horizon that hosts the new Ironwood gold discovery made by the 50%-50% JV earlier this year.

The claims are located north of the Cadillac Break and contain the same iron formation that hosts the Ironwood gold discovery. A previous airborne electromagnetic and magnetic survey has indicated a group of untested electromagnetic anomalies on the claims similar to responses over the Ironwood Gold Zone.

At the Ironwood Zone the JV has completed to date, 16 diamond drill holes of which 14 have intersected significant gold values including: 22.6 g/t over 22.9m of possible true width ("tw") in hole W06-22, 8.9 g/t over 19.1m tw in hole W06-26, 10.5 g/t over 7.5m tw in hole W06-27, 8.5 g/t over 9.2m tw in hole W06-29, 27.2 g/t over 3.4m tw in hole W06-32 and 28.6 g/t over 7.1m tw in hole W06-35 as reported in news releases issued on March 6, June 8, July 19 and August 21. The Ironwood Zone is one of Quebec's newest gold discoveries and represents a new style of gold mineralization in the Cadillac camp.

The additional claims are owned 100% by Queenston and in consideration for their inclusion into the JV, Globex is committed to expend the first $50,000 in exploration. All further expenditures will be shared equally by the JV. Globex is currently establishing a grid over the claims to facilitate ground geophysical surveys.

Later this month, the JV will commence a third phase, $400,000 diamond drilling program on the original Wood-Pandora property with the focus to expand the Ironwood Zone. Recently, detailed magnetometer and IP geophysical surveys were completed over the Ironwood Zone and indicating continuity of the mineralization as well as identifying a new drill target. The JV is eligible for Quebec resource credits that represent cash rebates amounting to 42% of exploration expenditures on the property.

The Wood-Pandora drilling program is planned and will be supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core will be logged and split with half-core samples analyzed employing the appropriate gold fire assaying techniques by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

This press release was prepared by Jack Stoch and Charles E. Page in their capacity as Qualified Persons (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., Q.P., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001, Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

Forward Looking Statements - We Seek Safe Harbour

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

16,357,050 shares issued and outstanding

Ref.: File No. 82-4025

RECEIVED
2006 NOV 28 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 18, 2006

WIDE GOLD INTERSECTION AT GLOBEX'S DUQUESNE WEST PROJECT

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) has received additional assay results from its partner **Diadem Resources Ltd. (DRL-TSX-V)** from drilling on Globex's 50% owned Duquesne West gold property.

Diadem has reported to Globex that Hole DQ-06-02, drilled to test the up dip of the Liz Zone, intersected 6.17 g/t Au over 1.0 metre while several other intersections down the hole intersected up to 16.6 g/t Au over 1.0 metre.

Hole DQ-06-03, collared on line L-28+00, **intersected the Liz Gold Zone at 160 metres (524 feet) below a previous Queenston hole,** DQ-03-16, which returned 6.1 g/t Au over 9.1 m (0.178 oz/T Au over 29.85 ft) (see Globex's press release dated November 4, 2003).

Hole DQ-06-03, assayed 8.9 g/t Au over a core length of 6 metres (0.259 oz /T Au over 19.7 ft), for an approximate true width of 4 metres (13.12 ft), within a zone which graded 4.1 g/t Au over a core length of 19.5 m (0.12 oz/T Au over 64 ft), for a true width of approximately 13 metres (42.65 ft).

The Liz Zone can now be traced down dip for approximately 400 metres and is open to depth.

The Duquesne West drilling program is supervised by Diadem's consulting geologist and qualified person Dave Gamble, P. Geo. ON, employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed employing the appropriate gold fire assaying techniques as required. Analysis was conducted by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

Globex is pleased with the progress to date. Drilling is continuing with hole DQ-06-04 completed and DQ-06-05 underway.

For more detail, refer to Diadem's press release of today's date.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


W
E
Surface
Surface
2200E UTM639680mE
2400E UTM639880mE
2600E UTM640080mE
2800E UTM640280mE
3000E UTM640480mE
3200E UTM640680mE
-200m
-400m
-600m
DQ94-10 2.4/8.6
DQ96-18 12.9/1.5
DQ02-02 6.9 g /11.2 m
DQ06-01 4.2g/10.3 m (inc. 7.6g/3.5m)
DQ97-79 5.6/5.8
DQ02-02 6.9/11.2
DQ95-20 25.9/0.8
DQ95-33 2.2/4.0
DQ06-02 6.17g /1.0 m
DQ03-15 4.2/8.0 (6.1/4.5)
DQ03-18 0.7/4.9 (1.5/1.5)
DQ96-57A 1.3/25.0 (2.7/4.0)
DQ04-21 1.0/5.1
DQ02-10
DQ02-10 5.5 g /11.4 m
DQ03-16 4.5/13.6 (6.1/9.1)
DQ03-19 1.2/27.8 (3.9/2.7)
DQ93-20 2.2/20.5 9.2/1.5
Zone open
DQ06-03 4.1g/19.5m (inc. 8.9g/6.0m)
DQ03-17 1.0/10.1 (2.0/1.5)
DQ06-05 In progress
DQ04-23 NSV Zone dyked out
DQ06-04 Assays pending
DQ94-22 2.4/7.9 (3.2/4.7)
Zone open
Zone open
0 100 200 meters
LEGEND
Previous DDH
2006 DDH Program
DQ03-20 DDH Number
6.9/10.2 g/t Au over width in meters
(9.3/2.1) Included higher grade interval (gms/t over m)
NSV No significant values
Mineralized envelope (1 to 3 g/t Au)
Higher grade core (> 3.0 g/t Au)
GLOBEX MINING ENTERPRISES INC.
DIADEM RESOURCES LTD
DUQUESNE WEST PROPERTY
LIZ ZONE
VERTICAL LONGITUDINAL SECTION
(Looking North)

PRESS RELEASE

Globex Mining Enterprises Inc.
"At Home in North America" Ref: File No. 82-4025
16,357,050 shares issued and outstanding

RECEIVED
2006 NOV 28 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GLOBEX

October 17, 2006

GLOBEX TO DRILL 100% OWNED MOLYBDENITE ZONE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that as a result of the analysis of drill data and underground sampling previously carried out on Globex's 100% owned Gayhurst molybdenite zone in Gayhurst township, Quebec, it has been decided to carry out an initial 3 or 4 drill hole program to test the depth extensions of the previously partially delineated molybdenite zones.

Consulting geologist, Luciano Vendittelli, P. Geo., in a report dated September 25, 2006 prepared for Globex, in reference to the South Zones stated "This zone of mineralization found at a depth of 120 metres appears to have significant potential to extend at greater depth based on previous exploration results and reports".

Further, regarding the recommended drill program, he states "The work would target zones of significant potential at depths of between 125 metres and 150 metres, where exploration during the 1960's suggested the existence of molybdenum mineralization beneath the old underground workings".

As a secondary target area, it is proposed that the down-dip and down-plunge extensions of the North Zone be drilled at a depth greater than 100 metres as previous diamond drilling indicates the potential for economic molybdenite mineralization persists below the 100 metre level.

Previous work by a number of companies particularly in the 1960's outlined molybdenite mineralization both in diamond drill holes as well as underground workings. For example, zones of mineralized material were reported by Rio Tinto in the mid 1960's, totaling 582,900 tons grading 0.54% MoS_2 in the South Zone while a total of 2,000,000 tons of material was reported by Copperstream-Frontenac Mining Corporation in the North and South Zones combined.

These historical estimates are not NI 43-101 compliant, as they were calculated prior to the implementation of NI 43-101 regulations. The information is believed to be reliable, but is unverified by Globex staff and therefore should be viewed as uncertain until further exploration has been carried out. The historical data suggests the presence of a significant molybdenum mineralizing system, which from a geological point of view, Globex judges worthy of follow-up drilling which will commence shortly.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.
"At Home in North America"
16,407,050 shares issued and outstanding

GLOBEX

82-4025

November 9, 2006

NEW GOLD ZONE INTERSECTED AT RUSSIAN KID

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that Rocmec Mining Inc. (RMI-V) has informed Globex that the first of 4 drill holes on Globex's Russian Kid royalty property in Dasserat township, Quebec, "has intercepted several mineralized structures ranging from 1.16 to 34.75 metres. Moreover, in addition to intercepting at depth the previously known structures close to surface (McDowell, Talus and Shaft) a new mineralized structure, now known as Boucher, located at a depth of 400 metres (1,300 feet) with an apparent thickness of 34.75 metres was intercepted. The structures contain quartz veins with the presence of pyrite, characterizing the zones in an evident manner. Within the new Boucher structure, several visible submillimetre- to millimetre-size gold specks were observed from within the diamond drill core that identifies the new structure."

Globex has vended the Russian Kid property to Rocmec but maintains a 5% Net Metal Royalty on the first 25,000 ounces of gold produced from the property as well as a 3% Net Metal Royalty on all other gold or other mineral production. Net Metal Royalty is defined as the agreed upon percentage of metal not subject to cost of any kind, payable at Globex's option either in cash or kind. In addition, Globex owns over 1 ½ million Rocmec shares.

Globex has not seen the drill core and can not comment on its relative importance. Mr. Claude Duplessis, qualified person under NI43-101 norms prepared the release of technical information for Rocmec.

Due to the nature of the mineralization (free gold), very exacting methods are being applied and results shall be released upon availability.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour. Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com